Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                February 2, 2011

VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: First American Group Inc. (the "Company")
         Amendment No. 2 to Form S-1 filed February 1, 2011
         File No. 333-171091

Dear Mr. Spirgel:

     Submitted pursuant to the staff's comment letter dated January 21, 2011, please find filed on EDGAR copies of Amendment No. 2 to the referenced registrant's Form S-1 ("Amendment No. 2 to Form S-1") and a redlined Amendment No. 2 to Form S-1.

     Amendment No. 2 to Form S-1 was filed with the Commission via EDGAR on September 13, 2011.

     The staff's comments are reproduced in italics in this letter, and the Company's responses to the staff's comments follow each staff comment. Please note that, unless otherwise indicated, the page references below refer to the page numbers of the redlined Amendment No. 2 to the Form S-1.

     In response to the staff's comments in their January 21, 2011 letter, we respectfully submit the following information on behalf of our client:

PROSPECTUS COVER PAGE

     1. WE NOTE YOUR RESPONSE TO COMMENT FOUR OF OUR LETTER DATED JANUARY 6, 2011. HOWEVER, IN THE LAST SENTENCE OF THE FIRST PARAGRAPH ON THIS PAGE YOU STATE THAT "[T]HE OFFERING WILL CONCLUDE UPON THE EARLIER OF
          (I) SUCH TIME AS ALL OF THE COMMON STOCK HAS BEEN SOLD PURSUANT TO THE REGISTRATION STATEMENT OR (II) SUCH TIME AS OUR OFFICERS AND DIRECTORS DECIDE TO CLOSE THE OFFERING." PLEASE RECONCILE THIS STATEMENT WITH THE DISCLOSURE IN THE SECOND SENTENCE OF THIS PARAGRAPH THAT THE OFFERING WILL CLOSE 16 MONTHS FROM THE EFFECTIVE DATE OF YOUR PROSPECTUS.

     The Company has complied with this comment. Please see the prospectus cover page to Amendment No. 2 to the Form S-1.

     2. WE NOTE THAT YOU DID NOT REVISE YOUR DISCLOSURE IN RESPONSE TO COMMENT THREE OF OUR LETTER DATED JANUARY 6, 2011. PLEASE REVISE THE PROCEEDS TABLE ON THE PROSPECTUS COVER PAGE TO ALSO DISCLOSE THE AMOUNT OF PROCEEDS TO THE COMPANY IF 25%, 50% AND 75% OF THE SHARES BEING OFFERED ARE SOLD. ALSO REVISE YOUR DISCLOSURE UNDER "NET PROCEEDS" UNDER THE SUMMARY OF THE OFFERING ON PAGE 5.

     The Company has complied with this comment. Please see the prospectus cover page and page 5 to Amendment No. 2 to the Form S-1.

     3. WE NOTE YOUR RESPONSE TO COMMENT FIVE OF OUR LETTER DATED JANUARY 6, 2011 INDICATING THAT RESALES OF SHARES PURCHASED IN THIS OFFERING CAN BE MADE THROUGH ANY VALID EXEMPTION FROM REGISTRATION. WHILE THIS MAY BE THE CASE, PLEASE EXPLAIN TO US WHY YOU BELIEVE THAT THERE ARE EXEMPTIONS OTHER THAN SECTION 4(1) AVAILABLE FOR THE RESALE OF THE SHARES PURCHASED IN THIS OFFERING BY PERSONS WHO ARE NOT ISSUERS, UNDERWRITERS, DEALERS OR BROKERS. FURTHER, PLEASE NOTE THAT:

          * AFFILIATES OF A SHELL COMPANY HOLDING EITHER RESTRICTED OR UNRESTRICTED SECURITIES ARE DEEMED UNDERWRITERS UNLESS THEY MEET THE SAFE HARBOR PROVISIONS OF RULE 144(I);

          *    NON-AFFILIATES OF A SHELL COMPANY HOLDING  RESTRICTED  SECURITIES
               ARE  DEEMED   UNDERWRITERS  UNLESS  THEY  MEET  THE  SAFE  HARBOR
               PROVISION OF RULE 144(I);

          * THEREFORE, SECTION 4(1) WOULD NOT BE AVAILABLE TO AFFILIATES FOR THE RESOLE OF WITHER RESTRICTED OR UNRESTRICTED SECURITIES, OR TO NON-AFFILIATES FOR THE RESALE OF RESTRICTED SECURITIES, UNTIL THE PROVISIONS OF RULE 144(I) ARE MET.

          PLEASE PROVIDE THE DISCLOSURE THROUGHOUT THE PROSPECTUS IN THE MATTER REQUESTED IN COMMENT FIVE OF OUR LETTER DATED JANUARY 6, 2011. IN
          REVISING YOUR DISCLOSURE, PLEASE ALSO REMOVE YOUR REFERENCE TO REGISTRATION THROUGH SECTION 5 AND SIMPLY REFER TO REGISTRATION UNDER THE SECURITIES ACT OF 1933.

     Rule 904, Section 4 (1 and 1/2) and Rule 144A would all operate as exemptions other than Section 4(1) available for the resale of the shares purchased in this offering by persons who are not issuers, underwriters, dealers or brokers. The doctrine of securities having "come to rest" deserves special mention. Additionally, affiliates could rely on Rule 903(b)(3).

     With respect to comment five of the staff's letter dated January 6, 2011, the Company has removed the word "exemption" and replaced it with "Section 4(1), if available, for non-affiliates on the prospectus cover page and pages 12, 14 and 35.

PROSPECTUS SUMMARY, PAGE 3

     4. WE NOTE YOUR DISCLOSURE ON PAGES 3 AND 4 PROVIDED IN RESPONSE TO COMMENT SEVEN OF OUR LETTER DATED JANUARY 6, 2011. PLEASE MOVE YOUR TABLE REGARDING YOUR EXPECTED REVENUES TO YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AND EXPAND THE DISCUSSION TO INDICATE THE BASIS FOR EACH SET OF NUMBERS IN THE TABLE. IN ADDITION, AS REQUESTED IN PRIOR COMMENT SEVEN, CLARIFY WHETHER YOU EXPECT YOUR REVENUES TO EXCEED YOUR COSTS. DISCUSS THE VARIABLES THAT WILL IMPACT YOUR REVENUES, SUCH AS NUMBER OF CUSTOMERS, THE LIKELIHOOD THAT YOUR INITIAL CUSTOMERS WILL BE PAYING, THE AMOUNT AND TYPES OF ADVERTISING, AND THE TYPES OF ADVERTISING YOU EXPECT TO SECURE AT THE BEGINNING WITHOUT A CUSTOMER BASE. DISCUSS THE EXPECTED CAPACITY OF YOUR VOIP TELEPHONE SYSTEM AT YOUR VARIOUS DEVELOPMENT STAGES.

     The Company has complied with this comment. The Company has removed the table regarding its expected revenues from the prospectus summary on page 3. The table was included in under the Management's Discussion and Analysis as filed with Amendment No. 1 to the Form S-1. The Company, however, has added "# of Impressions 0 2,000,000 6,000,000" as the first line of the table. Please also see the discussion added to pages 4, 19 and 29.

     5. WE NOTE YOUR RESPONSE TO COMMENT EIGHT OF OUR COMMENT LETTER DATED JANUARY 6, 2011. PLEASE EITHER PROVIDE DISCLOSURE HERE REGARDING THE RESTRICTIONS ON RESALES OF "SHELL COMPANY" SECURITIES OR CROSS-REFERENCE TO YOUR DISCUSSION OF THESE RESTRICTIONS IN "BECAUSE WE ARE A SHELL COMPANY..." ON PAGE 12.

     The   Company   has   complied   with  this   comment.   The   Company  has
cross-referenced the restrictions on resales of "shell company" securities on page 12. Please see page 3 to Amendment No. 2 to the Form S-1.

RISK FACTORS, PAGE 6

"WITHOUT THE FUNDING FROM THIS OFFERING...", PAGE 6

     6.   PLEASE  INCLUDE  A  CROSS-REFERENCE   IN  THIS  RISK  FACTOR  TO  YOUR
          DISCUSSION ON PAGE 4 OF HOW YOUR BUSINESS PLAN WOULD BE NEGATIVELY AFFECTED IF YOU DO NOT SELL 100% OF THE SHARES IN THIS OFFERING.

     The Company has complied with this comment. The Company has included a cross-reference in this risk factor to factor to its discussion on pages 3 and 4 of how its business plan would be negatively affected if it does not sell 100% of the shares in this offering. Please see page 6 to Amendment No. 2 to the Form S-1,

OUR INITIAL REVENUE, IF ANY AT ALL, WILL LIKELY BE CONCENTRATED...", PAGE 11

     7. PLEASE DISCLOSE WHY YOU BELIEVE THAT ONLY A SMALL NUMBER OF CUSTOMERS WILL USE YOUR SERVICES.

     The Company has complied with this comment. The Company has removed the risk factor of which the reference text is a part because "small number of customers" is vague and relative language and the Company has expanded the discussion of its revenues in its Management's Discussion and Analysis. Please see pages 11, 19 and 29 to Amendment No. 2 to the Form S-1,

PLAN OF DISTRIBUTION, PAGE 35

     8. WE NOTE YOUR RESPONSE TO COMMENT 13 OF OUR LETTER DATED JANUARY 6, 2011. PLEASE NOTE THAT THE LAST SENTENCE IN THE THIRD PARAGRAPH ON THIS PAGE WILL STATES THAT THE SHARES IN THIS OFFERING WILL BE OFFERED AT "$0.10 UNTIL A MARKET DEVELOPS FOR THE STOCK." PLEASE REVISE.

     The Company has complied with this comment. The Company has removed the sentence "However, sales by the Company must be made at the fixed price of $0.10 until a market develops for the stock." and kept the first sentence in the same paragraph which states "The price per share is fixed at $0.10 for the duration of this offering." Please see page 35 to Amendment No. 2 to the Form S-1.

     Please contact the undersigned if you have further comments or questions.

                                            Very truly yours,


                                            /s/ Thomas E. Puzzo
                                            ------------------------------
                                            Thomas E. Puzzo